Mail Stop 4561

September 5, 2007

By U.S. Mail and facsimile to 011-34-91- 257-1282.

José Antonio Alvarez
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander Central Hispano, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 001-12518**

Dear Mr. Alvarez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 1. Introduction, basis of presentation of the consolidated financial statements and other information
b) Basis of presentation of the consolidated financial statements, page F-7

1.   In your response to comment 3 of our comment letter dated September 26, 2006, you indicated that you present a measure titled "Net Operating Income" in your

consolidated income statement that excludes provisions and impairment losses based on the requirements of the Bank of Spain's Circular 4/2004. Paragraph BC13 of IAS 1 expressly states that it would be inappropriate if items of an operating nature were excluded from net operating income. Therefore, please revise this section in future filings to explicitly disclose that the presentation required by the Bank of Spain's Circular 4/2004 differs from IFRS in this respect, and provide the disclosures required by paragraph 18 of IAS 1.

2.   Similarly, your response to comment 1 of our comment letter dated September 26, 2006 indicates that you are presenting a measure titled "Gross Income" on your consolidated income statement based on the requirements of the Bank of Spain's Circular 4/2004. However, the measure as you have computed it does not reflect gross income in the sense that it generally defined because it does not include all income amounts and it is reduced by certain expenses. Therefore, please revise this section in future filings to explicitly disclose that the presentation required by the Bank of Spain's Circular 4/2004 differs from IFRS in this respect, and provide the disclosures required by paragraph 18 of IAS 1.

d) Measurement of financial assets and liabilities and recognition of fair value changes
iii) Valuation techniques, page F-19

3.   In future filings, please revise to disclose the assumptions used in your internal models to determine the fair value of each class of financial instruments. Refer to paragraph 27 of IFRS 7.

Note 5. Remuneration and other benefits paid to the Bank's directors and senior managers
e) Loans, page F-52

4.   Please revise to disclose in future filings, if true, that loans to related parties were made on terms equivalent to those on an arms length basis. Refer to paragraph 21 of IAS 24. Otherwise, please revise to disclose the favorable terms on which such loans were made to the extent the disclosure is applicable pursuant to paragraph 17 of IAS 24.

Note 58.3 Net Income and Stockholders' Equity reconciliations
Notes to the Net Income and to the Stockholders' Equity Reconciliation, Allowances for credit losses, page F-162

5.   In future filings, please revise your disclosure at the top of page F-163 regarding your use of "peer group" information pursuant to the Bank of Spain's Circular 4/2004 to more clearly specify the scope of your use of such data. If, as you have indicated in past correspondence and discussions, your use of peer group information for the calculation of allowances is limited to loans made within the

Spanish market, please revise this section in to disclose that fact. Please similarly revise your allowance methodology disclosures elsewhere in the filing, including but not limited to Note 2.g).

Note 58.5 Consolidated financial statements, page F-174

6.	The Minority Interest of Euros 3,060,475,000 as of December 31, 2006, presented on page F-176 for EU-IFRS required to be applied under Bank of Spain's Circular 4/2004 is not consistent with the Minority Interest amount of Euros 2,220,743,000 presented on page F-160. Please reconcile this inconsistency.

7.	Please revise future filings to provide a condensed Statement of Cash Flows for your parent company. Refer to Rule 12-04 of Regulation S-X.

Note 59.4 Derivative Financial Instruments, page F-197

8.	Please address the following regarding your use of intercompany derivatives which you briefly describe on page F-198:

a.	Please tell us in more detail the process by which derivative instruments are obtained by your lines of business for hedge accounting purposes. For example, tell us which group or groups (i.e. Treasury, Trading Desk, etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

b.	Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both.

c.	Tell us who is responsible for determining whether the conditions for hedge accounting are achieved for IAS 39 and how they make that determination. Additionally, tell us how they specifically consider the internal and external hedging instruments.

d.	Tell us who is responsible for determining whether the conditions for hedge accounting are achieved for SFAS 133 and how they make that determination. Additionally, tell us how they specifically consider the internal and external hedging instruments.

e.	In connection with the above, tell us in detail how the lines of business determine whether the conditions for hedge accounting are achieved for purposes of IAS 39.

f.	Similarly, tell us in detail how the lines of business determine whether the conditions for hedge accounting are achieved for purposes of SFAS 133.

* * * * *

Please revise your document in response to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your proposed disclosures and furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief